

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Yongsheng Liu
Chief Executive Officer
Goldenbridge Acquisition Ltd
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong

Re: Goldenbridge Acquisition Ltd
Registration Statement on Form S-1
Filed on September 8, 2020
File No. 333-248662

Dear Mr. Liu:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-1 filed on September 8, 2020

Signatures, page II-4

1. Please revise to have the registration statement signed by the company's authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction